

January 27, 2014

Via E-mail

Uladzimir Astafurau
President, Principal Executive Officer and Secretary
Asta Holdings, Corp.
14 Zelenaya Street, Ste. 20
Guryevsk, Russian Federation, 238300

> **Re: Asta Holdings, Corp.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2013**
> **File No. 333-193153**

Dear Mr. Astafurau:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with any artwork that you intend to use. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. Please prominently disclose that the company is a "shell company" as defined by Rule 405 under the Securities Act of 1933. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discuss the potential effect on your ability to attract additional capital through unregistered offerings. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

4. Please revise throughout to clarify that Mr. Astafurau is the sole officer and director. We note references throughout your filing to your "officers" and "directors." We also note references to existing "shareholders" in many places while there appears to be just one such current shareholder.

Cover Page of Prospectus, page 3

5. Please eliminate duplicative disclosure from the cover page, such as your repetition of items (i) and (ii) discussing when the offering will terminate in the last paragraph on page 3. Please also confirm that you will limit the prospectus cover page to one page as it currently appears on two pages. For guidance, please refer to Item 501 of Regulation S-K.

Prospectus Summary, page 6

6. Given your statement on page 33 that is it "highly questionable" that you will expand your services to North America in the near future, please revise to remove such aspirations here and throughout or provide sufficient support for why you believe such disclosure is warranted.

7. We note your reference to a service agreement with Inturia, Ltd. on page 6. Please revise the prospectus summary to briefly explain your relationship with Inturia, Ltd.

8. We note your disclosure that your sole officer will devote approximately 15 hours per week to your business. Please revise your summary to discuss your sole officer's and director's reasons for pursuing public company status at this time in the company's development and with limited time and attention from your sole officer and director. Discuss the advantages and disadvantages of doing so, including your sole officer's and director's estimate of the increased expenses of public reporting. For example, we note that the expenses for this offering are approximately $8,000 and that this amount exceeds your current assets.

9. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. Please also update the disclosure regarding your cash balance on page 23.

Risk Factors, page 8

10. We note your disclosure in to introductory paragraph that investors should consider "other information in this prospectus." Please revise this section to clarify that you have discussed all known material risks.

11. Please add risk factors that discuss the risk there may not be funds available for net income because the sole director and officer will have sole discretion to determine his own salary and perquisites or explain why this risk factor is not necessary.

12. Please address the risk that because companies in your industry appear to consist of mostly non-public companies, a company of your size in your industry with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

13. Consistent with your disclosure on page 36, please disclose that you do not maintain insurance, have no plan to maintain insurance in the future, and discuss the risk of not carrying such insurance.

"As an "emerging" growth company" under the Jobs Act, page 11

14. We note your disclosure on page 11 that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Also, we note your disclosure in the Risk Factors section on page 12 that you have elected to take advantage of the benefits of the extend transition period for complying with new or revised accounting standards under Section 102(b)(1). Therefore, your financial statements may not be comparable to those of companies that comply with such new or revised accounting standards. Please revise to include a similar statement in your MD&A section. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We are solely dependent upon the funds to be raised in this offering to start, page 8

15. We note your disclosure here and in several other places throughout you disclosure that you have "limited operations," however, it appears that you have yet to commence operations. For example, we also note your disclosure on page 9 in one sentence that you have limited operations, but in the subsequent sentence that you have no operating history. Additionally, we note your disclosure on page

30 that you have limited operations, follow by disclosure in the subsequent sentence that there is no assurance you will ever begin operations. Please revise throughout for consistency to clarify that you have not begun operations.

We are solely dependent upon the funds to be raised in this offering to start, page 9

16. Please revise the heading of the risk factor on page 9 so that it does not largely replicate the risk factor heading on page 8, and so that it corresponds more closely with the disclosure contained in the body of the risk factor, particularly regarding that there are no minimum number of shares that must be sold.

17. Please clarify what you mean by the disclosure that your offering has no minimum "structure."

Because our sole officer and director has other business interests, page 10

18. We note that Mr. Astafurau is currently employed by Plus Vessels Ltd. Please expand to identify and describe Mr. Astafurau's other business activities and the existence of any potential conflict of interests that exist in relation to those other activities. Also revise page 39 as applicable.

Purchase PCs/Equipment, page 25

19. So that investors can better understand your start-up expenses, please briefly describe or list the "equipment" you must acquire to adequately commence operations.

Commence Marketing Campaign, page 26

20. Please reconcile the disclosure that you will spend approximately $6,000 on your marketing campaign if you sell at least 75% of the shares in this offering with the estimated marketing costs listed in the table on page 26.

Hire Part-Time yacht maintenance specialist, page 26

21. Please provide support for your statement that you will hire a specialist with "broad connections" to the yacht industry and describe what you mean by such connections.

22. Please revise the table at the bottom of page 26 so that the column header relating to the percentage of shares sold correctly corresponds to the allocation of funds in the respective column below.

Liquidity and capital resources, page 28

23. We note your statement that the "amount of the offering will likely allow [you] to operate for at least one year and have capital resources required to cover the material costs with becoming a publicly traded company." Please clarify here the amount of funds you must raise with this offering to support your operations for one year.

24. Please clarify what subsequent "private offerings of equity or debt securities" you are referring to on page 29, given that elsewhere you disclose that you have no plans to raise additional funds aside from this offering.

Marketing Our Products, page 33

25. We note that you do not plan to "target any particular portion of [the] Russian market." Please also clarify whether you intend on concentrating on any particular geographic markets within Russia.

26. Please expand your disclosure to discuss in greater detail the business shows you plan to attend, including the location and frequency of such shows, the costs associated with attending or displaying at such shows, whether you plan to attend as a guest or vendor, and how many such shows you plan to attend over the next year.

Agreement, page 35

27. Please clarify that the services rendered by you under this agreement are scheduled to commence on February 1, 2014 and update as necessary with subsequent amendments. Please also remove the numbers 1 and 6 from the disclosure in this section as you do not have corresponding itemized paragraphs. As this agreement is your sole material contract, please file such agreement with your registration statement or tell us why this is not necessary.

Offices, page 36

28. Given the absence of a written rental agreement, please disclose that there is no guarantee that the office space provided by Mr. Astafurau will continue to be made available without cost in the future.

Biographical information and background of our officers and directors, page 37

29. Please remove the statement that Mr. Astafurau "will assist the Company in the prioritization of tasks to accomplish maximum results, timely completion of projects and address organizational problems with innovative solutions" as this appears to anticipate his job description rather than providing background information about his experience. Similarly, please remove the statement that Mr.

Astafurau has the background and experience to guide us as we develop our business.

30. Please clarify whether Mr. Astafurau is currently employed full-time or part-time as a marine engineer with Plus Vessel Ltd.

Executive Compensation, page 39

31. As Mr. Astafurau is your sole officer and director and will have sole discretion to determine his salary, please include disclosure regarding how much you plan on paying Mr. Astafurau if you decide to pay him a salary.

Certain Transactions, page 44

32. We note that Mr. Astafurau has verbally agreed to loan the company funds to complete the registration process and may advance funds for you to operate in the event you do not raise a sufficient amount in this offering. Please explain within your disclosure whether Mr. Astafurau has committed to any particular level of funding, either in amount or within a time period. For any amounts that you may require, please tell us whether Mr. Astafurau has the means to contribute the required amounts to the business.

Financial Statements, page 45

33. Please revise to delete the statement indicating that you will provide audited financial statements to your stockholders on a quarterly basis since such audited financial statements have not been provided in the filing and are not required.

Report of Independent Registered Public Accounting Firm, page F-2

34. We note that your report of your independent registered public accounting firm states that "we conducted our audits in accordance with auditing standards generally accepted in the United States of America." Please note that your independent auditors report is required to follow SEC guidelines for public companies at the time of the filing of your Form S-1 registration statement. Therefore, your independent audit firm needs to conduct their audit of your financial statements in accordance with standards established by the Public Company Accounting Oversight Board (United States) (the "PCAOB"), rather than in accordance with auditing standards generally accepted in the United States of America. Please revise accordingly.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

35. Please revise to obtain a currently dated consent from the independent registered public accounting firm from the same office of the firm that issued the report of the independent registered public accounting firm. In this regard, we note that the

report of the independent registered accounting firm was issued by the Denver, Colorado office of Cutler & Co., LLC while the consent was provided by the Arvada, Colorado office of this firm. The review report provided on page 54 of the filing should be similarly revised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Thomas E. Stepp, Jr., Esq.